UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 13,

2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the news release, which appear immediately following this page.

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG, News Release, 13 May 2024

13 May 2024
News release
Availability of conversion capital for UBS Group AG Additional Tier 1 instruments issued since November 2023
Zurich, 13 May 2024 – Following shareholder approval of

the creation of conversion capital and amendments
to the Articles of Association at UBS Group AG’s

Annual General Meeting on 24 April 2024,

a Conversion
Capital Availability Event, as defined in the terms

and conditions of the relevant instrument, occurred on 10
May 2024 for the below listed four series of

UBS Group AG Additional Tier 1 instruments.

As a result, as from
such date, these instruments are subject to equity conversion

(and no longer subject to write-down) upon

the
occurrence of a trigger event or a viability event.
ISIN CUSIP Issuance Date Title of
Instrument
Aggregate Principal
Amount
Outstanding
US902613BE74 /
USH42097ER43 (144A
/ Reg S)
902613 BE7 / H42097
ER4 (144A / Reg S)
13 November
2023
9.250 per cent.
Tier 1 Capital
Notes
USD 1,750,000,000
US902613BF40 /
USH42097ES26 (144A
/ Reg S)
902613 BF4 / H42097
ES2 (144A / Reg S)
13 November
2023
9.250 per cent.
Tier 1 Capital
Notes
USD 1,750,000,000
US902613BK35 /
USH42097EW38
(144A / Reg S)
902613 BK3 / H42097
EW3 (144A / Reg S)
12 February 2024 7.750 per cent.
Tier 1 Capital
Notes
USD 1,000,000,000
CH1325807860 N/A 21 February 2024 5.750 per cent.
Tier 1 Capital
Notes
SGD 650,000,000
UBS Group AG
Investor contact
Switzerland:

+41-44-234 41 00
Media contact
Switzerland:

+41-44-234 85 00
UK:

+44-207-567 47 14
Americas:

+1-212-882 58 58
APAC:

+852-297-1 82 00
www.ubs.com/media

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG, News Release, 13 May 2024

Disclaimer
This announcement is intended solely for

information purposes and does not constitute

an offer of securities
for sale in the United States or any other jurisdiction.

No investment decision relating to securities should

be
made on the basis of this document. The instruments

and any ordinary shares that may be delivered upon
conversion have not been, and will not be, registered under the

United States Securities Act of 1933, as
amended (the “Securities Act”) or with any securities

regulatory authority of any state or other jurisdiction in
the United States. The instruments and any

ordinary shares that may be delivered upon conversion may

not
be offered or sold in the United States absent registration or an applicable exemption from the registration
requirements

of the Securities Act.

This announcement contains statements

that may constitute “forward-looking statements”.

While these
forward-looking statements represent our judgments and expectations concerning the matters described,

a
number of risks, uncertainties and other

important factors could cause actual developments

and results to
differ materially from our expectations. For a discussion

of the risks and uncertainties that may affect UBS
please refer to the "Risk Factors" and other sections

of UBS’s most recent Annual Report on Form 20-F,
quarterly reports and other information furnished

to or filed with the US Securities and Exchange

Commission
on Form 6-K. UBS is not under any obligation

to (and expressly disclaims any obligation to)

update or alter its
forward-looking statements, whether as a result of new

information, future events, or otherwise.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this report to be signed on its behalf by the undersigned,

thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Campi_______________
Name:

Ella Campi
Title:

Executive Director
Date:

May 13, 2024